Exhibit 99.3

AURYN RESOURCES INC 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Form of Proxy - Annual General and Special Meeting to be held on October 5, 2020 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Fold Proxies submitted must be received by 1:00 p.m., Pacific Time, on October 1, 2020. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! • Call the number listed BELOW from a touch • Go to the following web site: • You can enroll to receive future securityholder • You can attend the meeting virtually by tone telephone. www.investorvote.com communications electronically by visiting visiting the URL provided on the back of • Smartphone? www.investorcentre.com and clicking at the bottom this proxy. 1-866-732-VOTE (8683) Toll Free of the page. Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 01N9AA

Appointment of Proxyholder

I/We being holder(s) of Auryn Resources Inc. hereby appoint: Shawn Wallace, Chief Executive Officer, or failing him, Ivan James Bebek, Executive Chairman,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

Note: If completing the appointment box above and your appointee intends on attending online YOU MUST go to http://www.computershare.com/Auryn and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Auryn Resources Inc. to be held virtually at https://web.lumiagm.com/481668070 on October 5, 2020 at 1:00 p.m., Pacific Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Number of Directors To set the number of Directors at 8.	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Ivan James Bebek	☐	☐	02. Shawn Wallace	☐	☐	03. Steve Cook	☐	☐
04. Gordon J. Fretwell	☐	☐	05. Jeffrey R. Mason	☐	☐	06. Antonio Arribas	☐	☐
07. Alison Sagateh Williams	☐	☐	08. Michael Timmins	☐	☐			

Fold

	For	Withhold
3. Appointment of Auditors To appoint Deloitte LLP, Chartered Professional Accountants, as Auditors of the Company for the ensuing year and to authorize the directors to fix the Auditor's remuneration.	☐	☐

	For	Against
4. Renewal of Rolling Share Option Plan To consider, and if thought advisable, pass an ordinary resolution, to approve the continuation of the 10% rolling share option plan for a further three-year period, as more particularly set out in the information circular.	☐	☐
5. Adoption of New Corporate Articles To consider, and if thought advisable, to pass a special resolution to approve the adoption of 2020 Articles of the Company in substitution for and cancellation of the Company's current corporate Articles, as more particularly set out in the information circular.	☐	☐
6. Approval of Reorganization Arrangement To consider, and if thought advisable, to pass, with or without amendment, a special resolution approving a plan of arrangement under section 288 of the *Business Corporations Act* (British Columbia), to distribute assets and reorganize and consolidate the share capital of the Company, the full text of which resolution is set forth in Appendix "B" to the accompanying Circular.	☐	☐
7. Eastmain Acquisition To consider, and if thought advisable, to pass, with or without amendment, an ordinary resolution, to authorize the Company to issue up to 53.1 million shares (37.3 million shares post Reorganization Arrangement) in order to acquire 100% ownership of Eastmain Resources Inc. pursuant to Arrangement Agreement, the full text of which resolution is set forth in Appendix "B" to the accompanying Circular.	☐	☐
8. Equity Financing Resolution To consider, and if thought advisable, to pass an ordinary resolution of disinterested shareholders to approve the financing of the Company involving 7,500,000 subscription receipts sold at an average price of $3.00 per Fury Gold common share (including flow through shares) as such Fury Gold shares are constituted after effecting the Reorganization Arrangement and Eastmain Acquisition, representing 6.8% equity dilution in Fury Gold, the full text of which is set forth in Appendix "B" to the accompanying Circular.	☐	☐

Fold

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

■ AYQQ 304127 AR1

01N9BB